January 31, 2020

Gerard Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 N. Suffolk Lane
Lake Forest, IL 60045

       Re: Acquired Sales Corp.
           Preliminary Information Statement on Schedule 14C
           Filed January 17, 2020
           File No. 000-52520

Dear Mr. Jacobs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology